Concordia International Corp. Announces Approval of its CBCA Plan of Arrangement by its Shareholders and Debtholders
Oakville, Ontario, June 19, 2018 - Concordia International Corp. (“Concordia” or the “Company”) (TSX: CXR) today announced that at the meetings (the “Debtholders’ Meetings”) of holders of certain secured debt of Concordia (the “Secured Debtholders”) and holders of certain unsecured debt of Concordia (the “Unsecured Debtholders”) and at the annual and special meeting (the “Shareholders’ Meeting” and, together with the Debtholders’ Meetings, the “Meetings”) of shareholders of Concordia (the “Shareholders”), the Secured Debtholders, Unsecured Debtholders and Shareholders approved the previously announced recapitalization transaction (the “Recapitalization Transaction”) to be implemented pursuant to a plan of arrangement (the “CBCA Plan”) under the Canada Business Corporations Act (the “CBCA”).
Approval of the CBCA Plan
At the Meetings, 100% of the votes cast by Secured Debtholders, 100% of the votes cast by Unsecured Debtholders and 87.37% of the votes cast by Shareholders were voted in favour of the CBCA Plan.
Election of Directors and Shareholder Approval of Other Matters
The six candidates nominated for election to Concordia’s Board of Directors (the “Board”), as listed in the Company’s management information circular dated May 15, 2018 (the “Circular”) and supplemented by the Company’s press release dated May 28, 2018, were elected by Shareholders present or represented by proxy at the Shareholders’ Meeting. The voting results are as follows:

	Votes For		Votes Withheld
Nominees	Number	%	Number	%
Doug Deeth	9,318,495	87.48%	1,334,091	12.52%
Rochelle Fuhrmann	9,316,431	87.46%	1,336,155	12.54%
Itzhak Krinsky	9,305,642	87.36%	1,346,944	12.64%
Randy Benson	10,651,526	99.99%	1,060	0.01%
Patrick Vink	8,953,679	84.05%	1,698,907	15.95%
Francis Perier, Jr.	9,315,082	87.44%	1,337,504	12.56%

In addition, at the Shareholders’ Meeting all other resolutions described in the Circular were approved by the Shareholders as follows: (i) the resolution approving the continuance of the Company from Ontario to Canada under the CBCA (the “Continuance”), which was approved by 87.94% of the votes cast by Shareholders, (ii) the resolution approving the change in place of the Company’s registered office to 5770 Hurontario Street, Suite 310, Mississauga, Ontario, L5R 3G5, which was approved by 87.81% of the votes cast by Shareholders, (iii) the resolution approving the adoption of a new management equity incentive plan of Concordia, as described in the Circular, which was approved by 82.07% of the votes cast by Shareholders, and (iv) the resolution approving the appointment of PricewaterhouseCoopers LLP as the auditor of the Company, which was approved by 93.92% of the votes cast by Shareholders.
The Company expects to complete the Continuance prior to seeking approval of the CBCA Plan by the Ontario Superior Court of Justice (Commercial List) (the “Court”).
Court Approval and Implementation
The hearing to seek Court approval of the CBCA Plan is currently scheduled for June 26, 2018, or such other date as may be set by the Court. If the approval of the Court is obtained, and the other conditions to completion of the Recapitalization Transaction are satisfied or waived, it is expected that the Recapitalization Transaction will be completed on or about July 31, 2018.
As part of seeking Court approval of the Recapitalization Transaction, the Company will seek a permanent waiver of any and all: (a) defaults resulting from the commencement of its CBCA proceedings, and (b) third party change of control provisions that may be triggered by the implementation of the Recapitalization Transaction, as well as the release of all equity claims against Concordia and its current and former directors and officers, other than the Company’s existing equity class action claims (the recovery in respect of such existing equity class action claims being limited to recovery as against the Company’s applicable insurance policies).
About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.
Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Notice regarding forward‐looking statements and information:
This press release includes forward‐looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward‐looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements relating to the Continuance, the expectation that the Company and its subsidiary Concordia Healthcare (Canada) Limited will attend a hearing before, and seek certain relief from, the Court on June 26, 2018, the implementation of the Recapitalization

Transaction, the expected date of closing of the Recapitalization Transaction, and Concordia seeking to become a leader in European specialty, off-patent medicines. Often, but not always, forward‐looking statements and forward‐looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with certain documentation not being entered into, or not becoming effective, upon the implementation of the Recapitalization Transaction, the delisting and cessation in trading of the Company’s common shares on Nasdaq, the inability to negotiate with Concordia’s lenders, risks associated with a proposed Recapitalization Transaction including the inability to complete a proposed Recapitalization Transaction or complete a proposed Recapitalization Transaction in a timely or efficient manner, the inability of Concordia to continue to the CBCA, which could affect the ability of Concordia to complete the Recapitalization Transaction, the CBCA process not providing the protection sought by Concordia, third parties not complying with the CBCA order and taking steps against Concordia and its subsidiaries, the Recapitalization Transaction not being the best financial path forward for the Company, alternatives to the Recapitalization Transaction that may be available to the Company which are better suited for the Company, the inability of the Recapitalization Transaction to position the Company to deliver on its strategic plans, the inability to address deferred payments as part of any Recapitalization Transaction, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia’s business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrolment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
For further information, please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com